SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

LENZ Therapeutics, Inc.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

52635N103
(CUSIP Number)

March 21, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52635N103	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Alpha Wave Global, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,612,211
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,612,211
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,211
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 52635N103	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Alpha Wave Ventures GP, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,612,211
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,612,211
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,211
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 52635N103	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Chimera Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,612,211
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,612,211
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,211
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 52635N103	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Lunate Holding RSC LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,612,211
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,612,211
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,211
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 52635N103	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer.
LENZ Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices.
611 Gateway Blvd., Suite 120 South San Francisco, CA 94080

Item 2(a).	Name of Person Filing.
This statement is being filed by Alpha Wave Global, LP (“Alpha Wave”), Alpha Wave Ventures GP, Ltd (“Alpha Wave Ventures GP”), Chimera Investment LLC (“Chimera”) and Lunate Holding RSC LTD (“Lunate”, together with Alpha Wave Ventures GP, Alpha Wave and Chimera, the “Reporting Persons”) with respect to the securities held by Alpha Wave Ventures II, LP (“Alpha Wave Ventures”).

Alpha Wave Ventures GP is the general partner of Alpha Wave Ventures. Alpha Wave Ventures GP is a joint venture between Alpha Wave and Lunate. Lunate is majority-owned by Chimera. Richard Gerson is the Chairman and Chief Investment Officer of Alpha Wave. Chimera is controlled by its board of directors. The managing partners of Lunate Capital Limited, a wholly-owned investment manager subsidiary of Lunate, manage the investment activities of Lunate.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	Address of Principal Business Office.
The principal business office of Alpha Wave and Alpha Wave GP is 667 Madison Avenue, 19th Floor, New York, NY 10065. The principal business office for Chimera is Office 410, Royal Group Headquarters Building, Khalifa Park Area, Abu Dhabi, United Arab Emirates. The principal business office for Lunate is Unit No. 1, Floor 12, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

Item 2(c).	Place of Organization.
Alpha Wave is a Delaware limited partnership. Alpha Wave GP is an exempted limited company organized under the laws of the Cayman Islands. Chimera is organized under the laws of the United Arab Emirates. Lunate is a company organized under the laws of the Abu Dhabi Global Market in the United Arab Emirates.

Item 2(d).	Title of Class of Securities.
Common stock, par value $0.00001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.
52635N103

CUSIP No. 52635N103	13G	Page 7 of 9 Pages

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon 25,533,533 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
See Item 2(a).

CUSIP No. 52635N103	13G	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 52635N103	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 28, 2024
Alpha Wave Global, LP

	By:	/s/ Richard Gerson
Name: Richard Gerson
Title: Richard Gerson, Chairman and CIO

Alpha Wave Ventures GP, Ltd

	By:	/s/ Richard Gerson
Name: Richard Gerson
Title: Director

Chimera Investment LLC

	By:	/s/ Syed Basar Shueb Syed Shueb
Name: Syed Basar Shueb Syed Shueb
Title: Director and Authorized Signatory

Lunate Holding RSC LTD

	By:	/s/ Syed Basar Shueb Syed Shueb
Name: Syed Basar Shueb Syed Shueb
Title: Director and Authorized Signatory